Exhibit 2.1

AMENDMENT NO. 1 TO
ASSET PURCHASE AGREEMENT

ThisAmendment No. 1 to Asset Purchase Agreement (this “Amendment”), dated as of December 8, 2011, is made by and among Strategic Diagnostics Inc., (“Seller”),  Modern Water Inc. (“MW Entity #1”), and MW Monitoring IP Limited (“MW Entity #2”, and together with MW Entity #1, the “Purchaser”).

WHEREAS, the parties hereto have entered into the Asset Purchase Agreement, dated November 10, 2011 (the “Purchase Agreement”), which, among other things, requires that Seller deliver to the Purchaser all of the Purchased Assets free and clear of all Liens; and

WHEREAS, as of the date hereof, the covenants included in Section 7.10 of the Purchase Agreement are not fulfilled; and

WHEREAS, notwithstanding the foregoing, the parties heretodesire to consummate the transactions contemplated by the Purchase Agreement on the date hereof; provided that the parties hereto execute this Amendment.

NOW, THEREFORE, in consideration of the mutual agreements, covenants, representations and warranties set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto, in accordance with Section 12.4 of the Purchase Agreement, desire to make certain amendments to the Purchase Agreement and agree as follows:

1.  Capitalized Terms.  Capitalized terms used herein without definition shall have the meanings assigned to such terms in the Purchase Agreement.

2.  Amendment.

Seller has indicated to the Purchaser that as of the date hereof there are existing Liens (as set forth on Schedule A hereto, the “Designated Liens”) on U.S. Patent Number 5,593,850 (the “Encumbered Patent”), being all of the Liens affecting the Encumbered Patent, which Encumbered Patent is part of the Purchased Assets.

Notwithstanding anything to the contrary set forth in the Purchase Agreement (including but not limited to Sections 7.3, 7.9, 7.10, 9.2, and any Section of Articles X and XII), the parties heretowish to expressly acknowledge that the actions taken by thePurchaser to consummate the transactions contemplated by the Purchase Agreement and to effectuate the Closing shall in no way act as waiver of the requirement of Seller to deliver the Purchased Assets free and clear of all Liens, other than Permitted Exceptions, and shall in no way, notwithstanding thePurchaser’s actual knowledge of the Designated Liens prior to Closing or its waiver or amendment of any provision of the Purchase Agreement, preclude the Purchaser from bringing any claim for Losses as provided in Section 10.2 of the Purchase Agreement and this Amendment.  Seller agrees, in addition to the obligations set forth in Section 7.3, to take, or cause to be taken, all such actions as is required to remove the Designated Liens or any other Liens expediently after Closing.

In addition to the foregoing:

(a)
Seller’s obligations to indemnify and hold the Purchaser Indemnified Parties harmless from and against any and all Losses suffered by the Purchaser in Section 10.2 of the Purchase Agreement shall also specifically include Losses based upon or arising from the Designated Liens or any additional Liens.

(b)
With respect to claims for Losses suffered by Purchaser as a result of the Designated Liens or any other Liens on the Encumbered Patent, the twelve (12) month Survival Period set forth in Section 10.1 of the Purchase Agreement shall be extended for a period ending on the earlier of (i) the date of the removal or termination of the Designated Liens and all other Liens from the Encumbered Patent, or termination of the Designated Liens and all other Liens, or (ii) the expiration date of the Encumbered Patent.

(c)
For the purposes of this Amendment, Seller hereby expressly agrees that (i) the definition of Losses in Section 10.2(a) shall be deemed to include the ability of Purchaser to recover any incidental and/or consequential damages and (ii) the limitations set forth in Sections 10.2(b), 10.5 and 10.6(b) of the Purchase Agreement shall not apply to any Losses suffered by Purchaser in connection with the Designated Liens or any other Liens not being removed from the Encumbered Patent at the Closing.

(d)
Seller shall provide all such information concerning the steps taken by Seller to effect such removal as Purchaser may from time to time request and shall, in any event, promptly notify Purchaser in writing of the happening of any fact, event or occurrence which might reasonably be expected to delay or otherwise adversely affect the removal of the Designated Liens or any other Liens over the Encumbered Patent.

3.  Patents.  Following Closing, to the extent that the parties hereto determine any patents owned by Seller and directly related to the Business were not transferred or assigned to the Purchaser at Closing, Seller shall take all actions contemplated by Section 7.3 of the Purchase Agreement in order to transfer or assign such patents (and any Intellectual Property relating thereto) to the Purchaser as promptly as practical and for the purpose of this paragraph 3 references to 'Purchased Assets' in that clause 7.3 shall be deemed to include any such patents.

4.  Counterparts.  This Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be an original hereof.

5.  Modifications.  No amendment or modification of this Amendment shall be effective unless in writing and signed by the parties hereto.

6.  Controlling Law.  THIS AMENDMENT IS MADE UNDER, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED SOLELY THEREIN, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAW.

7.  Miscellaneous.  Except as specifically provided in this Amendment, this Amendment shall not be deemed to amend or alter any other terms, obligations or conditions set forth in the Purchase Agreement or any of the documents referred to therein.  Wherever the Purchase Agreement is referred to in the Purchase Agreement or in any other agreements, documents, instruments, certificates, such reference shall be to the Purchase Agreement as amended hereby. Except as expressly amended hereby, the terms and conditions of the Purchase Agreement shall continue in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first written above.

Strategic Diagnostics Inc.

By:	/s/ Francis M. DiNuzzo
Name:	Francis M. DiNuzzo
Title:	President and Chief Executive Officer

Modern Water Inc.

By:	/s/ Tad Ostrowski
Name:	Tad Ostrowski
Title:	Secretary

MW Monitoring IP Limited

By:	/s/ Tad Ostrowski
Name:	Tad Ostrowski
Title:	Secretary